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                                                               EXHIBIT 99(b).RRI


ITEMS INCORPORATED BY REFERENCE FROM RELIANT RESOURCES MARCH 31, 2001 FORM 10-Q

(2)  DERIVATIVE FINANCIAL INSTRUMENTS

     Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income, depending on the intended use of the derivative, its resulting designation and its effectiveness. If certain conditions are met, an entity may designate a derivative instrument as hedging (a) the exposure to changes in the fair value of an asset or liability (Fair Value Hedge), (b) the exposure to variability in expected future cash flows (Cash Flow Hedge) or (c) the foreign currency exposure of a net investment in a foreign operation. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs.

     Adoption of SFAS No. 133 on January 1, 2001 resulted in an after-tax increase in net income of $3 million and a cumulative after-tax increase in accumulated other comprehensive loss of $290 million. The adoption also increased current assets, long-term assets, current liabilities and long-term liabilities by approximately $615 million, $248 million, $811 million, and $339 million, respectively, in the Company's Consolidated Balance Sheet.

     The application of SFAS No. 133 is still evolving and further guidance from the Financial Accounting Standards Board (FASB) is expected. The FASB released tentative guidance in April 2001 on three issues that impact the Company's industry. The FASB concluded in its tentative guidance that contracts subject to "bookouts," a scheduling convenience used when two utilities have offsetting transactions, cannot qualify for the normal purchases and sales exception. The FASB also released tentative guidance that will prohibit option contracts on electricity to qualify for the normal purchases and normal sales exception. Lastly, the FASB issued tentative guidance that forward contracts containing optionality features which modify the quantity delivered cannot qualify for the normal purchases and sales exception. The tentative guidance issued by the FASB is subject to a comment period which ends on June 1, 2001. If the tentative guidance is unchanged, the Company will be required to adopt this guidance as of July 1, 2001. The Company is in the process of determining the effect of adoption.

     The Company is exposed to various market risks. These risks are inherent in the Company's financial statements and arise from transactions entered into in the normal course of business. The Company utilizes derivative financial instruments to mitigate the impact of changes in electricity, natural gas and fuel prices on its operating results and cash flows. The Company utilizes cross-currency swaps and options to hedge its net investments in foreign subsidiaries, interest rate swaps to mitigate the impact of changes in interest rates and other financial instruments to manage various other market risks.

     Trading and marketing operations often involve market risks associated with managing energy commodities and establishing open positions in the energy markets, primarily on a short-term basis. These risks fall into three different categories: price and volume volatility, credit risk of trading counterparties and adequacy of the control environment for trading. The Company routinely enters into futures, forward contracts, swaps and options to hedge sale commitments, fuel requirements and inventories of natural gas, coal, electricity, oil, emission allowances and other commodities and to minimize the risk of market fluctuations in its trading, marketing, power origination and risk management operations.

(a)  Energy Trading, Marketing and Price Risk Management Activities.

     The Company offers energy price risk management services primarily related to natural gas, electric power and other energy related commodities. The Company provides these services by utilizing a variety of derivative financial instruments, including (a) fixed and variable-priced physical forward contracts,
(b) fixed and variable-priced swap agreements, (c) options traded in the over-the-counter financial markets and (d) exchange-traded energy futures and option contracts (Trading Derivatives). Fixed-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between a fixed and variable price for the commodity. Variable-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between industry pricing publications and/or exchange quotations.

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     The Company applies mark-to-market accounting for all of its energy trading, marketing and price risk management operations. Accordingly, these Trading Derivatives are recorded at fair value with net realized and unrealized gains (losses) recorded as a component of revenues. The recognized, unrealized balances are included in price risk management assets/liabilities.


(b)  Non-Trading Activities.

     Cash Flow Hedges. To reduce the risk from market fluctuations in revenues and the resulting cash flows derived from the sale of electric power, the Company may enter into futures transactions, forward contracts, swaps and options (Energy Derivatives) in order to hedge some expected purchases of electric power, natural gas and other commodities and sales of electric power. The Energy Derivative portfolios are managed to complement the physical transaction portfolio, reducing overall risks within management-prescribed limits.

     During the three months ended March 31, 2001, the Company entered into interest-rate swaps in order to adjust the interest rate on $150 million of its floating rate debt. In addition, as of March 31, 2001, European Energy has entered into financial instruments to purchase approximately $120 million to hedge future fuel purchases payable in U.S. dollars.

     The Company applies hedge accounting for its derivative financial instruments utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. This correlation, a measure of hedge effectiveness, is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of at least 80% to 120% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied. During the three months ended March 31, 2001, the amount of hedge ineffectiveness recognized in earnings from derivatives that are designated and qualify as cash flow hedges was immaterial. No component of the derivative instruments' gain or loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, the Company realizes in net income the deferred gains and losses recognized in accumulated other comprehensive loss. During the three months ended March 31, 2001, there were no deferred gains or losses recognized in earnings as a result of the discontinuance of cash flow hedges because it was no longer probable that the forecasted transaction would occur. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive loss is reclassified to net income and included in the Company's statements of consolidated operations under the captions (a) fuel expenses, in the case of natural gas transactions, (b) purchased power, in the case of electric power purchase transactions, (c) revenues, in the case of electric power sales transactions and (d) interest expense, in the case of interest rate swap transactions. Cash flows resulting from these transactions in Energy Derivatives are included in the statements of consolidated cash flows in the same category as the item being hedged. As of March 31, 2001, the Company's current non-trading-derivative assets and liabilities and corresponding amounts in accumulated other comprehensive loss were expected to be reclassified into net income during the next twelve months.

     The maximum length of time the Company is hedging its exposure to the variability in future cash flows for forecasted transactions excluding the payment of variable interest on existing financial instruments is five years. The maximum length of time the Company is hedging its exposure to the payment of variable interest rates is approximately five years.

     Hedge of Net Investment in Foreign Subsidiaries. The Company has substantially hedged its net investment in its European subsidiaries through a combination of Euro-denominated borrowings, foreign currency swaps and foreign currency forward contracts to reduce the Company's exposure to changes in foreign currency rates. During the normal course of business, the Company reviews its currency hedging strategies and determines the hedging approach deemed appropriate based upon the circumstances of each situation.

     The Company records the changes in the value of the foreign currency hedging instruments and Euro-denominated borrowings as foreign currency translation adjustments included as a component of stockholders' equity and accumulated other comprehensive loss. The effectiveness of the hedging instruments can be measured by the net change in foreign currency translation adjustments attributed to the Company's net investment in its European subsidiaries. These amounts generally offset amounts recorded in stockholders' equity as adjustments resulting from translation of the hedged investment into U.S. dollars. During the three months ended March 31, 2001, the derivative and non-derivative instruments designated as hedging the net investment in its European subsidiaries resulted in a gain of $155 million, which is included in the balance of the cumulative translation adjustment.

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     Other Derivatives. In December 2000, the Dutch parliament adopted legislation allocating to the Dutch generation sector, including a wholly owned subsidiary of the Company, N.V. UNA (UNA), financial responsibility for various stranded costs contracts and other liabilities. The legislation became effective in all material respects on January 1, 2001. In particular, the legislation allocated to the four Dutch generation companies, including UNA, financial responsibility to purchase electricity and gas under an import gas supply contract and three electricity import contracts. The gas import contract expires in 2015 and provides for gas imports aggregating 2.283 billion cubic meters per year. These contracts are derivatives pursuant to SFAS No. 133 due to the pricing indices. As of March 31, 2001, the Company had recognized $326 million in long-term non-trading derivative liabilities for UNA's portion of these stranded costs contracts. For additional information regarding UNA's stranded costs and the related indemnification by former shareholders of these stranded costs, see Note 9(e).



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